Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, March 11, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 04 to March 08, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
04/03/2024	356,619	59.582586	21,248,282.24	XPAR
04/03/2024	132,452	59.584196	7,892,045.93	CEUX
04/03/2024	25,189	59.585538	1,500,900.12	TQEX
04/03/2024	22,370	59.587520	1,332,972.82	AQEU
05/03/2024	359,572	59.050342	21,232,849.57	XPAR
05/03/2024	133,701	59.046271	7,894,545.48	CEUX
05/03/2024	25,540	59.045625	1,508,025.26	TQEX
05/03/2024	22,987	59.047338	1,357,321.16	AQEU
06/03/2024	366,863	59.812366	21,942,944.03	XPAR
06/03/2024	123,501	59.816031	7,387,339.64	CEUX
06/03/2024	23,880	59.815379	1,428,391.25	TQEX
06/03/2024	20,752	59.815625	1,241,293.85	AQEU
07/03/2024	333,033	59.836638	19,927,575.06	XPAR
07/03/2024	130,696	59.823715	7,818,720.26	CEUX
07/03/2024	25,801	59.821867	1,543,463.99	TQEX
07/03/2024	20,628	59.821040	1,233,988.41	AQEU
08/03/2024	376,770	60.341077	22,734,707.58	XPAR
08/03/2024	134,460	60.334552	8,112,583.86	CEUX
08/03/2024	26,898	60.332872	1,622,833.59	TQEX
08/03/2024	21,103	60.336246	1,273,275.80	AQEU
Total	2,682,815	59.726094	160,234,059.91

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:
https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).